09055630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~42820~~ 50015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIPLETREE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marilynn Rowley (952)832-3341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TK Advisors Ltd
(Name – *if individual, state last, first, middle name*)

920 2nd Avenue South, Ste. 1550 (Address) Minneapolis, (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marilynn Rowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple Tree, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JO KLEVEN
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2011

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

TK Advisors Ltd

Clear Thinking. Creative Ideas.

TK Advisors Ltd
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

TK Advisors Ltd

TK Advisors Ltd
Certified Public Accountants
Minneapolis, Minnesota

February 23, 2009

920 Second Avenue South :: Suite 1550 :: Minneapolis, Minnesota 55402
PHONE 612-373-9000 :: FAX 612-373-9010
WWW.TK-ADVISORS.COM

TRIPLETREE, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
Assets:		
Cash	$ 2,465,088	$ 1,805,401
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	98,222	267,779
Accounts receivable, other	5,802	1,793
Prepaid expenses	35,164	21,452
Property and equipment, net (Note 2)	67,178	84,900
Other assets	50	50
Total assets	$ 2,671,504	$ 2,181,375

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
Liabilities:		
Accounts payable	$ 12,954	$ 46,191
Preferred distribution payable (Note 4)	33,332	33,332
Accrued expenses	279,888	270,981
Deferred rent	12,740	23,661
Total liabilities	338,914	374,165
Commitment and contingencies (Note 5)	-	-
Members' equity (Note 4)	2,332,590	1,807,210
Total liabilities and members' equity	$ 2,671,504	$ 2,181,375

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Investment banking	$ 9,180,392	$ 7,394,155
Interest	38,562	43,950
Other income	-	35,000
Total revenues	9,218,954	7,473,105
Expenses:		
Compensation, benefits and payroll taxes	5,372,638	5,227,106
Marketing	458,250	277,753
Occupancy	198,079	235,735
Other administrative expenses	1,471,198	409,762
Total expenses	7,500,165	6,150,356
Net income	1,718,789	1,322,749
Preferential distribution to preferred members (Note 4)	33,332	33,332
Net income to common members	$ 1,685,457	$ 1,289,417

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2008 and 2007

Balance at January 1, 2007	$ 882,961
Net income	1,322,749
Preferential distribution to members (Note 4)	(33,332)
Redemption of preferred members units (Note 4)	(166,668)
Distributions to common members (Note 4)	(198,500)
Balance at December 31, 2007	1,807,210
Net income	1,718,789
Preferential distribution to members (Note 4)	(33,332)
Issuance of common Class A units (Note 4)	250,000
Issuance of subscription receivable (Note 4)	(250,000)
Distributions to common members (Note 4)	(1,160,077)
Balance at December 31, 2008	$ 2,332,590

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Subordinated borrowings at December 31	$ -	$ -
Issuance of subordinated notes payable	-	-
Subordinated borrowings at December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,718,789	$ 1,322,749
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	28,875	30,731
Loss on disposal of property and equipment	161	216
Decrease (increase) in assets:		
Accounts receivable	169,557	(100,442)
Accounts receivable, other	(4,009)	(941)
Prepaid and other assets	(13,712)	529
Increase (decrease) in liabilities:		
Accounts payable	(33,237)	39,232
Accrued expenses	8,907	113,332
Deferred rent	(10,921)	(10,921)
Net cash provided by operating activities	1,864,410	1,394,485
Cash flows from investing activities:		
Purchase of property and equipment	(11,314)	(15,316)
Net cash used in investing activities	(11,314)	(15,316)
Cash flows from financing activities:		
Decrease in checks drawn in excess of available funds	-	(52,114)
Preferential distribution to preferred members	(33,332)	(50,000)
Issuance of common units	-	133,332
Rescission of common units	-	(133,332)
Distributions	(1,160,077)	(198,500)
Redemption of preferred units	-	(166,668)
Net cash used in financing activities	(1,193,409)	(467,282)
Increase in cash	659,687	911,887
Cash - beginning of year	1,805,401	893,514
Cash - end of year	$ 2,465,088	$ 1,805,401
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -

Supplemental disclosures of non-cash transactions:

During 2008 and 2007, the Company declared preferred unit distributions aggregating $33,332 and $33,332, respectively, (Note 4) which are reflected on the accompanying statement of financial condition as preferred distributions payable.

During 2008, the Company issued 250,000 Class A common units in exchange for a $250,000 subscription receivable (Note 4).

The accompanying notes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. In addition, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company's corporate offices are located in Minneapolis, Minnesota. During 2007, a branch office in San Diego, California was closed.

Reserve Requirements:

The Company is exempt from preparing the computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and information related to the possession or control requirements under that rule.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 5). The Company believes it has its cash deposits at high quality financial institutions. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 5) and generally does not require any collateral from its customers. At December 31, 2008 and 2007, 59% and 70%, respectively, of accounts receivable were owed by five and two customers, respectively.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. As of December 31, 2008 and 2007, accounts receivable specified as past due aggregated $12,174 and $9,127, respectively, with no reserve for bad debts recorded. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Trade accounts receivable serve as collateral for the Company's line of credit (Note 3).

Note 1: Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments:

FASB Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts, which approximate fair value.

Revenue Recognition:

The Company recognizes revenue for investment banking and consulting engagements as the services are performed. The Company also receives success fees which are recognized as revenue once the investment banking transaction has closed and the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has chosen to be taxed as a partnership, accordingly, no tax liability or benefit is presented on these financial statements, as the tax attributes will be allocated directly to the members.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than capital distributions.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction. FIN 48 was effective for private companies for fiscal years beginning after December 15, 2007. However, pursuant to the provisions of FSP FIN 48-3 *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, the Company has elected to defer the application of FIN 48 until 2009.

The Company is currently assessing the impact of FIN 48 on its financial position and results of operations. If there are changes in net assets as a result of the application of FIN 48, these will be accounted for as an adjustment to members' equity. Subsequent to the initial application of FIN 48, the Company will recognize any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of SFAS 157 was required for fiscal years beginning after November 15, 2007 except for certain qualifying non-financial assets and liabilities for which the effective date for the application of SFAS 157 is fiscal years beginning after November 15, 2008. SFAS 157 did not have an impact on the Company's financial position or results of operations during 2008 and the Company is currently assessing future impacts of SFAS 157 on its financial position and results of operations.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2008	2007	Estimated Useful Lives In Years
Office furniture and equipment	$ 265,997	$ 268,326	7
Computer equipment	130,917	136,075	5
Leasehold improvements	82,357	82,357	5
Total property and equipment	479,271	486,758	
Less accumulated depreciation	412,093	401,858	
Property and equipment, net	$ 67,178	$ 84,900	

Depreciation expense was $28,875 and $30,731 for 2008 and 2007, respectively.

Note 3: Note Payable, Bank

The Company has a $250,000 discretionary line of credit, all of which was available as of December 31, 2008. The line of credit bears interest at a variable rate (6.5% at December 31, 2008), and an interest rate floor of 6.50%. The line of credit is collateralized by substantially all corporate assets and is guaranteed by two officers/members of the Company. The line of credit expires in April 2009.

At December 31, 2007, the Company had a similar revolving line of credit agreement with no outstanding balance.

Note 4: Members' Equity

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2008 and 2007, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred). Issued and outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2008	4,590,000	-	333,332
December 31, 2007	4,340,000	-	333,332

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units are non-voting. Effective January 1, 2007, the 4,000 Class B units outstanding as of December 31, 2006 were cancelled.

In January 2007, the Company issued 500,000 Class A common units to a new member in exchange for $133,332 of cash and a $266,668 promissory note. In August 2007, the transaction was rescinded.

In January 2008, the Company issued 250,000 Class A common units to a new member in exchange for $250,000 a promissory note. The note accrues interest at 4.25% and is due in four annual installments of $69,279 beginning December 31, 2008. As of February 23, 2009, $30,379 of payments had been received and the remaining balance of the first installment aggregating $38,900 was paid via reduction of the member's 2009 distributions. The note matures December 31, 2011 and can be prepaid at any time. The note is collateralized by the units.

In 2008 and 2007, the Company had a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution could be modified or forgone. During the years ended December 31, 2008 and 2007, distributions aggregated $1,160,077 and $198,500, respectively.

Note 4: Members' Equity (Continued)

Preferred Units:

Preferred units have voting rights and are convertible, at the option of the holder, into Class A common units. Each preferred unit will automatically convert into one Class A common unit on January 1, 2010 or upon an initial public offering of units by the Company or its successor. Preferred units accrue a cumulative annual preferred return distribution of $.10 per unit.

During 2008 and 2007, the Company declared $33,332 and $33,332, respectively, of preferred unit distributions. As of December 31, 2008 and 2007, these declared distributions are reflected as preferred distributions payable on the accompanying statements of financial condition.

Preferred units do not participate in any distributions of the Company other than the preferred distribution as described above and a preferential distribution at liquidation of the Company equal to $1.00 per preferred unit owned plus any unpaid preferred distributions.

The Company's member control agreement provides that preferred returns are treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC). Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

In January 2007, the Company entered into agreements with its preferred members whereby the Company redeemed 166,668 preferred units for aggregate proceeds of $166,668. In addition, pursuant to the agreements, the preferred members granted the Company options to purchase additional preferred units as follows:

Preferred Units	Purchase Price	Expiration Date
166,666	$ 166,666	January 1, 2008
166,666	166,666	December 31, 2008
333,332	$ 333,332	

As of December 31, 2008, the Company had not exercised its options to redeem the preferred units and the options expired.

Note 5: Commitments and Contingencies

Operating Leases:

The Company leases office space in Minnesota under a non-cancelable operating lease. Pursuant to the lease, the Company is required to pay a monthly base rent plus a pro-rata share of operating expenses and real estate taxes. The lease expires February, 2010 and has a renewal option for an additional five years.

The Company leased office space in California through December 31, 2007. Also, the Company leases office equipment under a noncancelable lease expiring November, 2013.

Note 5: Commitments and Contingencies (Continued)

Operating Leases (Continued):

The future minimum payments required on the leases are as follows for the years ending December 31:

2009	$ 106,827
2010	20,165
2011	2,832
2012	2,832
2013	2,596
	$ 135,252

Total rent expense aggregated $201,988 and $241,195 for 2008 and 2007, respectively.

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The participants become fully vested in the Company's contributions after five years of service. Company contributions for the years ended December 31, 2008 and 2007 were $212,761 and $141,000, respectively, and are included in accrued expenses on the accompanying statements of financial condition.

Financial Instruments:

At December 31, 2008, the Company had deposits in excess of federally insured amounts aggregating $2,197,530 at two financial institutions.

Significant Customers:

During 2008, the Company had sales to four significant customers which represented 62% of investment banking fees. Accounts receivable relating to these customers aggregated $336 at December 31, 2008.

During 2007, the Company had sales to one significant customer which represented 45% of investment banking fees. Accounts receivable relating to this customer aggregated $0 at December 31, 2007.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $2,126,175, which was $2,103,581 in excess of its required net capital of $22,594. The Company's ratio of aggregate indebtedness to net capital was .16:1 at December 31, 2008.

SUPPLEMENTARY INFORMATION

TK Advisors Ltd
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2008 and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

TK Advisors Ltd

TK Advisors Ltd
Certified Public Accountants
Minneapolis, Minnesota

February 23, 2009

920 Second Avenue South :: Suite 1550 :: Minneapolis, Minnesota 55402
Phone 612-373-9000 :: Fax 612-373-9010
www.tk-advisors.com

TRIPLETREE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net Capital:	
Total members' equity	$ 2,332,590
Add:	
Subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	2,332,590
Deductions:	
Total non-allowable assets	(206,416)
Net capital	$ 2,126,174
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 12,954
Accrued expenses	279,888
Deferred rent	12,740
Preferred distribution payable	33,332
Total aggregate indebtedness	$ 338,914
Computation of basic net capital required:	
Net capital requirement is the greater of:	
Minimum dollar net capital requirement	$ 5,000
6-2/3% of aggregate indebtedness	$ 22,594
Excess net capital at 1,500 percent	$ 2,103,580
Excess net capital at 1,000 percent	$ 2,092,283
Ratio of aggregate indebtedness to net capital	.16:1

There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2008.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

920 Second Avenue South :: Suite 1550 :: Minneapolis, Minnesota 55402
PHONE 612-373-9000 :: FAX 612-373-9010
WWW.TK-ADVISORS.COM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TK Advisors Ltd.

TK Advisors Ltd
Certified Public Accountants
Minneapolis, Minnesota

February 23, 2009

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007